Exhibit 99.1

NEWS RELEASE

Toronto, May 25, 2026

Triple Flag Announces Increase in Credit Facility at Improved Terms

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announces that it has secured amendments to its existing undrawn revolving credit facility (the “Credit Facility”), including an increase in the size of the Credit Facility at more favorable terms. All amounts are expressed in US dollars, unless otherwise indicated.

Under the amended agreement, the Company has a Credit Facility of $1 billion with an additional uncommitted accordion of up to $300 million. This represents an increase from the previous agreement that had a Credit Facility of $700 million and an accordion of up to $300 million.

Advances under the renewed Credit Facility are subject to interest at SOFR plus 1.325% to 2.75% per annum, depending on the Company’s leverage ratio. The amended interest rate spreads above SOFR have been reduced by 12.5 basis points at the lower end of the range, when compared to the previous Credit Facility agreement.

The Credit Facility has a term of four years, maturing in May 2030.

The amended Credit Facility was jointly led by National Bank Capital Markets, Bank of Nova Scotia and Canadian Imperial Bank of Commerce. Additionally, the syndicate includes Royal Bank of Canada, Toronto-Dominion Bank, Bank of America, Bank of Montreal and UBS. National Bank of Canada acts as Administrative Agent on the Credit Facility.

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 241 assets, consisting of 16 streams and 225 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 34 producing mines and 207 development and exploration stage projects and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Elfie Kent, Camarco

Tel: +44 (0)20 3757 4980

Email: tripleflag@camarco.co.uk

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